

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2007

Ms. Laurie Brlas
Chief Financial Officer
Cleveland Cliffs Inc.
1100 Superior Avenue
Cleveland, Ohio 44114-2589

> **Re:** **Cleveland Cliffs Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 25, 2007**
> **File No. 1-08944**

Dear Ms. Brlas:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

1. Supplementally provide a table listing the iron ore prices and the coal prices used to determine your reserve estimates for each mine.

   To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).  If there are any questions concerning the above request, please phone Mr. George K.  Schuler, Mining Engineer at (202) 551-3718.

General - Coal

2.      Please disclose within your filing the proven and probable coal reserves for your coal operations, i.e. Oak Grove, Pinnacle, Green Ridge and the Sonoma Project. For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

3.      Provide a table within your filing showing the last three years annual production for each of your mines, and your weighted-average price received for the last

three years.  For these purposes, a mine can be defined as all the mines that supply a single wash plant/processing facility, if that is applicable.

4.      In a table, disclose the proven and probable reserves separately as defined in Industry Guide 7 for each mine.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content.  Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the table where appropriate

- Disclose your percentage of compliance and non-compliance coal.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Laurie Brlas
Cleveland Cliffs Inc.
December 31, 2007
page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact Gary Newberry at (202) 551-3761 or me at (202) 551- 3489 with any other questions.

Sincerely,


Brad Skinner
Senior Assistant
Chief Accountant